1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 12, 2016

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth M. Bentzinger, Esq.

Re:	Schwab Annuity Portfolios (File Nos. 33-74534 and 811-8314) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to comments of the Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 41 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 42 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 12, 2016. PEA No. 41 incorporates certain changes relating to the amendments to Rule 2a-7 and related rules, including the amendments to Form N-1A, for the Schwab Government Money Market Portfolio (formerly, Schwab Money Market Portfolio (the “Portfolio”), a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on March 28, 2016.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 41, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

1.	Comment: Please update, as necessary, the EDGAR filing system so that the Registrant’s series and class identifiers reflect the Portfolio’s new name.

Response: The Registrant hereby confirms that the EDGAR series and class identifiers have been updated to reflect the Portfolio’s new name.

2.	Comment: In the lead-in paragraphs to the fee table and expense example in the “Portfolio fees and expenses” section of the prospectus, please clarify that if any life insurance company separate account or insurance contract fees and expenses were included in the fee table or the expense example, the fees and expenses would be higher than the figures disclosed.

Response: The Registrant has revised the disclosure as requested.

3.	Comment: Please provide supplementally the figures for the “Fee Table” for the SEC staff’s review.

Response: The requested information is included as Appendix A to this letter.

4.	Comment: In the “Principal investment strategies” section of the prospectus, please clarify that the Portfolio’s new 99.5% policy applies to the Portfolio’s total assets.

Response: The Registrant has revised the disclosure as requested.

5.	Comment: In the “Principal investment strategies” section of the prospectus, please delete the last sentence of the second paragraph and the third paragraph as they are redundant with other disclosure.

Response: The Registrant has revised the disclosure as requested.

6.	Comment: Please confirm whether “Liquidity Risk” remains a principal risk of investing in the Portfolio, given the Portfolio’s policy to invest 99.5% of its total assets in cash, U.S. government securities and repurchase agreements that are collateralized fully.

Response: The Registrant has revised the disclosure to remove “Liquidity Risk” as a principal risk of the Portfolio.

7.	Comment: Please provide the disclosure required by Item 9 of Form N-1A regarding the investment objective, principal investment strategies and principal investment risks of the Portfolio.

Response: The Registrant has revised the disclosure to include additional information on the Portfolio’s investment objective. With respect to the Portfolio’s principal investment strategies and principal investment risks, the Registrant believes the current disclosure provided in response to Item 4 of Form N-1A sufficiently describes the principal investment strategies of, and related risks of investing in, the Portfolio and that additional Item 9 disclosure would be redundant. Therefore, no changes have been made in response to this part of the comment.

8.	Comment: Please confirm whether the Portfolio’s expense limitation agreement should be reflected in the Portfolio’s fee table.

Response: The Registrant has revised the fee table disclosure to reflect the expense limitation agreement.

9.	Comment: In the “Share price” section of the prospectus, please revise the disclosure to clarify that it is not necessarily true that “most” money market funds use the amortized cost method to calculate their net asset value.

Response: The Registrant has revised the disclosure to clarify that “many” money market funds use the amortized cost method to calculate their net asset value.

Statement of Additional Information:

10.	Comment: Please confirm whether “Asset-Backed Securities”, “Foreign Securities” and “Municipal Securities” remain investments in which the Portfolio typically may invest, given the Portfolio’s policy to invest 99.5% of its total assets in cash, U.S. government securities and repurchase agreements that are collateralized fully.

Response: The Registrant has revised the disclosure to remove references to the Portfolio making these types of investments.

11.	Comment: Please revise the disclosure relating to the Portfolio’s concentration policy, given the Portfolio’s policy to invest 99.5% of its total assets in cash, U.S. government securities and repurchase agreements that are collateralized fully.

Response: The Registrant has revised the disclosure as requested.

12.	Comment: Please revise the disclosure relating to “Derivative Instruments” to clarify that the Portfolio will not use derivatives in connection with its investment operations.

Response: The Registrant has revised the disclosure as requested.

13.	Comment: Please revise the disclosure on “Quality of Investments” to clarify that the Portfolio will not invest in second-tier securities, given the Portfolio’s policy to invest 99.5% of its total assets in cash, U.S. government securities and repurchase agreements that are collateralized fully.

Response: The Registrant has revised the disclosure as requested.

14.	Comment: Please consider revising the Portfolio’s non-fundamental investment policies, particularly non-fundamental investment policies (1) and (2), to align these policies with the Portfolio’s 99.5% investment policy and the restrictions that the Portfolio is subject to under Rule 2a-7 of the 1940 Act.

Response: The Registrant believes the current disclosure provides additional useful information to investors and supplements the fundamental investment policies by providing additional detail regarding the applicable percentage limits and other relevant restrictions.

15.	Comment: Please confirm whether any officers of the Portfolio received any compensation from the Portfolio or any other series of the Registrant during the most recent calendar year and adjust the compensation table required by Item 17(c)(1) of Form N-1A if an officer did receive compensation.

Response: The Registrant hereby confirms that no officers of the Portfolio received any compensation from the Portfolio or any other series of the Registrant during the most recent calendar year.

16.	Comment: For each Independent Trustee, please provide the information required by Item 17(b)(5) of Form N-1A.

Response: The Registrant has updated the disclosure as requested.

17.	Comment: Please revise the disclosure on “Control Persons and Principal Holders of Securities” to clarify that the table identifies those persons or entities that owned, of record or beneficially, 5% or more of the outstanding voting securities of each portfolio. Please also confirm supplementally that an address will be provided in the 5% owners table for each person or entity identified.

Response: The Registrant has revised the requested disclosure to clarify that the table identifies any owner of 5% or more of the outstanding voting securities of a portfolio. The Registrant hereby confirms that an address will be provided in the 5% owners table for each person or entity identified when the information in the table is finalized.

18.	Comment: Please revise the disclosure relating to the Portfolio’s expense limitation agreement so that the expiration date noted in the SAI matches the expiration date noted in the prospectus.

Response: The Registrant has revised the referenced disclosure and updated any expiration date references to April 29, 2018.

19.	Comment: Please include the disclosure required by Item 25(a)(3) and Item 25(b) of Form N-1A.

Response: The Registrant has reviewed the current disclosure and believes it is responsive to Item 25(a)(3) and Item 25(b) of Form N-1A.

20.	Comment: Please confirm whether the second paragraph in the “Purchasing and Redeeming Shares of the Portfolios” section of the SAI is applicable to the Portfolios, given that the Portfolios investors hold their shares through omnibus account arrangements.

Response: The Registrant has revised the disclosure to remove the referenced paragraph.

21.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

Appendix A—Fee Table Information

Shareholder fees (fees paid directly from your investment)
None
Annual portfolio operating expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.35
Distribution (12b-1) fees	None
Other expenses	0.18

Total annual portfolio operating expenses[1]	0.53

Less expense reduction	(0.03)

Total annual portfolio operating expenses after expense reduction[1]	0.50

1	The investment adviser and its affiliates have agreed to limit the total annual portfolio operating expenses (excluding interest, taxes and certain non-routine expenses, and money fund insurance expenses, if any) of the portfolio to 0.50% of the average daily net assets through April 29, 2018. This agreement may only be amended or terminated with the approval of the portfolio’s Board of Trustees. “Non-routine expenses” that are not subject to the foregoing contractual operating expense limitation agreement include, but are not limited to, any reimbursement payments made by the portfolio to the investment adviser and/or its affiliates of portfolio fees and expenses that were previously waived or reimbursed by the investment adviser and/or its affiliates in order to maintain a positive net yield for the portfolio.